Exhibit (a)(23)

M e m o r a n d u m

To:	Distribution

From:	Ed Stead, Executive Vice President & General Counsel

Date:	November 9, 2004

Subject:	Options Tender Offer – Trading in Blockbuster Inc. Securities, Preclearance

If you hold Blockbuster stock options, you will be receiving tender offer materials in the near future relating to your ability to exchange your stock options for either restricted stock or restricted stock units. Should you decide to surrender your stock options in exchange for restricted stock or restricted stock units, you will owe tax at each of three successive vesting dates (i.e., the date upon which you are able to exercise full rights of ownership without restriction). The first vesting date will occur during 2004. Therefore, if you surrender your stock options, you will be required to make an election regarding how you will satisfy your tax or other withholding obligations when they come due. You may elect to satisfy your tax or other withholding obligations either by:

(a) remitting a check in the amount of your tax or other withholding obligations to your local Blockbuster payroll representative within four (4) business days after the date of vesting (nine (9) business days in the case of international employees receiving restricted share units); or

(b) instructing EquiServe, the exchange agent, to automatically sell such number of shares of vested restricted stock (or shares underlying vested restricted stock units) as is necessary to obtain adequate proceeds to cover your tax and/or other withholding obligations (net of sales commissions).

Please be advised that, if you elect option (b) above, this election will require pre-clearance because it involves a sale of Blockbuster securities.

Please call Marilyn Post at 214-854-4059 if you have any questions.

Blockbuster Inc.

Renaissance Tower

1201 Elm Street

Dallas, TX 75270

(214) 854-3000